September 12, 2019 VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Attn: Larry Spirgel and Celeste M. Murphy

RE:Teraphysics Corp

   Rule 259 Application for Withdrawal of Offering Statement

   (File No. 024-10525)

Dear Mr. Spirgel and Ms. Murphy:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Teraphysics Corp. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Offering Statement on Form 1-A (File No. 024-10525) (the “Offering Statement”). The Offering Statement was originally filed with the Commission on February 8, 2016 with numerous pre- and post qualification amendments thereafter and was qualified June 3, 2016 and on February 5, 2018.

The Company requests an order granting withdrawal of the Offering Statement to be issued by the SEC as it has determined to terminate the offering. The Company confirms that no securities have been sold pursuant to the Offering Statements, as amended from time to time.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Dr. Gerald Mearini via facsimile at (440) 646-9987 or email at gmearini@teraphysics.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Dr. Gerald Mearini at (440) 646-9986.

Very truly yours,

Gerald Mearini, Chief Executive Officer

110 Alpha Park Drive, Cleveland, OH  44143
P: 440-573-0008  F: 440-646-9987